November 16, 2007

Ms. Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street
Washington, D.C. 20549

Re:	Olympus Pacific Minerals Inc. Amendment to Registration Statement on Form 20-F-A filed on November 13, 2007

Dear Ms. Levy:

We are refiling Item 17 of the 20-F-A filed on November 13, 2007 of Olympus Pacific Minerals Inc. (the ‘‘Company’’).

Please call us if you have any questions.

Sincerely,

/s/ Peter Tiedemann
Chief Financial Officer

Encls.